                           SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
                              (Amendment No. __)

Filed by the registrant [ ]
Filed by a Party other than the Registrant [X]

Check the appropriate box:

[ ]   Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6 (e)(2))
[X]   Definitive Proxy Statement
[ ]   Definitive Additional Materials
[ ]   Soliciting Material Pursuant to Section 240.14a-11(c) or
      Section 240.14a-12

                           THE YACKTMAN FUNDS, INC.
                           ------------------------
               (Name of Registrant as Specified in its Charter)

                        YACKTMAN ASSET MANAGEMENT CO.
                        -----------------------------
   (Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]  No fee required.

[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

     1)       Title of each class of securities to which transaction applies:

     2)       Aggregate number of securities to which transaction applies:

     3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11. (Set forth the amount on which the filing fee is calculated and state how it was determined):

     4)       Proposed maximum aggregate value of transaction:

     5)       Total fee paid:

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

     1)       Amount Previously Paid:

     2)       Form, Schedule or Registration Statement No.:

     3)       Filing Party:

     4)       Date Filed:

                            THE YACKTMAN FUNDS, INC.
                            303 WEST MADISON STREET
                            CHICAGO, ILLINOIS 60606
                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                        TO BE HELD ON NOVEMBER 24, 1998

To the Stockholders of
THE YACKTMAN FUNDS, INC.:

     A Special Meeting of the Stockholders of The Yacktman Funds, Inc. (the "Funds") will be held at the Goodman Room of the Allegro Hotel, 171 West Randolph Street, Chicago, Illinois, on Tuesday, November 24, 1998, at 10:00 a.m. local time, for the following purposes:

     1. To remove all of the current directors of your Funds other than Ronald Ball and Donald Yacktman;

     2. To amend your Funds' bylaws to reduce the number of directors of your Funds from six to five;

     3. To elect three nominees as new directors of your Funds; and

     4. To transact such other business as may properly come before the special meeting or any adjournment thereof.

     Only stockholders of record who owned outstanding shares of the Funds at the close of business on October 25, 1998, the record date, are entitled to receive notice of, and to vote at, the special meeting.

                                          By Order of the President,

                                          Ronald W. Ball

                                          Ronald W. Ball
                                          Secretary

Chicago, Illinois
September 14, 1998

                               NOVEMBER 24, 1998

                        SPECIAL MEETING OF STOCKHOLDERS
                                       OF
                            THE YACKTMAN FUNDS, INC.

                               PROXY STATEMENT OF
                         YACKTMAN ASSET MANAGEMENT CO.
                            ------------------------

                IMPORTANT INFORMATION ABOUT THE SPECIAL MEETING

WHY YOU WERE SENT THIS PROXY STATEMENT

     We, Yacktman Asset Management Co. (the investment adviser to The Yacktman Fund and The Yacktman Focused Fund (the "Funds"), sent you this Proxy Statement and the enclosed BLUE proxy card because we are soliciting your proxy to vote at a special meeting of the stockholders of The Yacktman Funds, Inc. The special meeting, which has been called by your Funds' former President, Donald Yacktman, will be held at the Goodman Room of the Allegro Hotel, 171 West Randolph Street, Chicago, Illinois, on Tuesday, November 24, 1998, at 10:00 a.m., Central Standard Time.


     This Proxy Statement summarizes the information you need to know to vote at the special meeting. We will begin sending this Proxy Statement and the enclosed BLUE proxy card on October 6, 1998 to all stockholders. As discussed in more detail under "Information About Yacktman Asset Management Co.," we have a financial interest in the proposals to be voted on at the special meeting due to our position as the Funds' investment adviser.


WHAT YOU ARE VOTING ON

     At the special meeting we will ask you to vote to:

     - Remove all of the current directors of your Funds other than Ronald Ball and Donald Yacktman;

     - Amend your Funds' bylaws to reduce the number of directors for your Funds from six to five; and

     - Elect three nominees as new directors of your Funds.

WHO CAN VOTE AT THE SPECIAL MEETING

     Stockholders who owned shares of the Funds at the close of business on October 25, 1998 are entitled to vote at the special meeting. On September 14, 1998, there were 550,473,300 issued and outstanding shares of The Yacktman Fund and 55,536,495 issued and outstanding shares of The Yacktman Focused Fund.

HOW MANY VOTES YOU HAVE

     Each share of the Funds that you own entitles you to one vote. The enclosed BLUE proxy card indicates the number of shares of the Funds that you own as of September 14, 1998. Since the record date is October 25, 1998, the number of shares you own and can vote at the special meeting is subject to change.

HOW TO VOTE BY PROXY

     Whether you plan to attend the special meeting or not, we urge you to complete, sign and date the enclosed BLUE proxy card and to return it promptly in the envelope provided. Returning the proxy card will not affect your right to attend the special meeting and vote.

     If you properly fill in your proxy card and send it to us in time to vote, your "proxy" (one of the individuals named on your proxy card, either Ronald Ball or Donald Yacktman) will vote your shares as you have directed. If you sign the proxy card but do not make any specific choices, your proxy will vote your shares as follows:

     - "FOR" the removal of all the current directors of your Funds other than Ronald Ball and Donald Yacktman;


     - "FOR" the amendment of your Funds' bylaws to reduce the number of directors of your Funds from six to five;



     - "FOR" the election of all three of our nominees as new directors of your Funds; and


     - "FOR" any proposal to adjourn the special meeting to a later date that is proposed or recommended by us and "AGAINST" any proposal to adjourn the special meeting to a later date that is not proposed or recommended by us.

     If any other matter is presented at the special meeting, your proxy will vote in accordance with his best judgment. At the time this Proxy Statement was mailed, we knew of no matters which needed to be acted on at the special meeting, other than those discussed in this Proxy Statement.

WHO YOU CAN CALL IF YOU HAVE QUESTIONS

     If you have any questions concerning this Proxy Statement or need assistance in voting your shares, please call:

                             D. F. KING & CO., INC.

                                77 Water Street

                            New York, New York 10005
                Banks and Brokers Call: (212) 269-5550 (collect)

                   All Others Call Toll-Free: 1-800-769-5414


HOW YOU CAN OBTAIN YOUR FUNDS' REPORTS

     IF YOU WOULD LIKE A COPY OF YOUR FUNDS' ANNUAL REPORT FOR 1997 AND/OR YOUR FUNDS' SEMI-ANNUAL REPORT FOR THE PERIOD ENDED JUNE 30, 1998, YOU MAY OBTAIN THESE REPORTS BY CALLING YOUR FUNDS' TRANSFER AGENT, FIRSTAR TRUST COMPANY, AT 1-800-457-6033.

HOW YOU CAN REVOKE A PROXY

     If you have signed a proxy card and attend the special meeting, attendance in itself will not revoke a proxy. If you have signed a proxy card, then you may revoke your proxy at any time before it is exercised by sending notice of your revocation to us or to your Funds in writing or at the special meeting. If you have already submitted a proxy card, you may change your vote by signing, dating and returning another proxy card. PLEASE NOTE THAT ONLY YOUR LATEST DATED PROXY WILL COUNT.

                    SPECIAL MEETING PROPOSALS; REQUIRED VOTE

     At the special meeting, we will ask you to vote on the proposals set forth below. As discussed in more detail below, we believe that certain of the current members of the Board of Directors, namely Jon Carlson, Thomas Hanson, Stanislaw Maliszewski and Stephen Upton (the "Carlson/Maliszewski Directors") have not been acting in your best interests as stockholders of the Funds. The following proposals, if approved, will remove the Carlson/Maliszewski Directors from your Funds' Board of Directors and replace them with new directors.

1. PROPOSAL TO REMOVE DIRECTORS

     We are asking you to vote to remove the Carlson/Maliszewski Directors from the Board of Directors because we believe it's in the best interests of your Funds to do so. Our differences with the Carlson/ Maliszewski Directors on how your Funds' portfolios should be managed are so great that, in our opinion, they cannot be resolved. We believe we can do a better job of managing your Funds than they can. Unfortunately, the Carlson/Maliszewski Directors constitute a majority of your Funds' Board of Directors. We have asked the Carlson/Maliszewski Directors to resign, but they have refused. Only by removing them as directors can you assure yourselves that your Funds will be able to continue to receive the investment advice you expected to receive when you invested in the Funds.

HOW WE DISAGREE ON PORTFOLIO MANAGEMENT


     Each of your Fund's investment objectives are to seek long-term growth of capital, with current income as a secondary objective. Both Funds' principal investment strategy is to invest primarily in companies with market capitalizations of $1 billion or more. Consistent with your Funds' investment objectives and principal investment strategy, as set forth in your Funds' prospectus, we employ a simple but disciplined investment style. We buy growth companies at what we believe to be low prices. Although we may buy companies of any size market capitalization, we primarily buy companies with market capitalizations of $1 billion or more. If all else is equal, we prefer larger companies to smaller companies. We are disciplined investors. If we cannot find companies that meet our investment requirements, we increase our cash position. Those of you who would like to read a more detailed discussion of our investment style should read an article by Susan Dziubinski in the May 1998 edition of Morningstar Fund Investor entitled "Is Something Wrong with Don Yacktman?" In that article Ms. Dziubinski states


     "Yacktman hasn't changed an iota since leaving Selected American in 1992 to start his own firm. The same investment philosophy that gave him a lock on the fund manager hall of fame also leads to occasional performance lulls -- and it makes his fund jump around the style box, too. Yet Yacktman's clear-cut strategy and stick to-it-iveness are rare finds in the fund industry, and good times outnumber bad. There's good reason to stand by him."


     The Carlson/Maliszewski Directors have continuously pressured us to abandon our investment style and become large capitalization value managers. They want us to change our investment style so that your Funds are always in the "large cap value" category of the Morningstar, Inc. style box, irrespective of the investment potential of that style. The investment style they insist upon is also consistent with the investment objectives and principal investment strategy of your Funds. However, we believe this investment style is unduly restrictive. We have refused, and will continue to refuse, to change our investment style. We believe our investment style has the potential to yield returns superior to those of traditional large cap value managers. We also believe that as investors in the Funds you want us to stick to our investment style. We will continue to do what we do best.


WHY WE ARE BETTER PORTFOLIO MANAGERS THAN THE CARLSON/MALISZEWSKI DIRECTORS

     Our portfolio manager, Donald Yacktman, has managed your Funds since their inception. His track record as a mutual fund manager speaks for itself. In 1991, Morningstar named Mr. Yacktman its "Portfolio Manager of the Year." Mr. Yacktman received a similar award from the Mutual Fund Letter in 1994. Your Funds' returns are set forth below:


                                                                        THE YACKTMAN     STANDARD & POOR'S
                                                      THE YACKTMAN      FOCUSED FUND     COMPOSITE INDEX OF
                                                      FUND AVERAGE     AVERAGE ANNUAL    500 STOCKS ANNUAL
                   TIME PERIOD                       ANNUAL RETURNS       RETURNS             RETURNS
                   -----------                       --------------    --------------    ------------------
One Year (10/1/97 -- 9/30/98)....................        -15.7%            -12.2%                9.1%
Since The Yacktman Focused Fund's Inception
  (5/1/97).......................................          N/A               3.2%               20.3%
Three Years (10/1/95 -- 9/30/98).................         10.8%              N/A                22.6%
Five Years (10/1/93 -- 9/30/98)..................         14.7%              N/A                19.9%
Since The Yacktman Fund's Inception (7/6/92).....          9.8%              N/A                18.3%


     We recognize that the preceding table reflects that we have underperformed recently. However there have also been periods of very good performance. For example, from October 1, 1993 to September 30, 1994 the returns of The Yacktman Fund and the Standard & Poor's Corporation Index of 500 Stocks ("S&P 500") were:

THE YACKTMAN FUND   S&P 500
-----------------   -------
       17%           3.7%

Also for the three years ended April 30, 1997, Micropal, Inc. determined that on a risk-adjusted basis The Yacktman Fund was the best-performing U.S. equity growth fund having more than $50 million in assets. Source: Investment News June 16, 1997. Please remember past performance is not necessarily an indication of future performance. Your Funds may perform better or worse in the future.

     As of August 21, 1998, Morningstar, Inc. had assigned The Yacktman Fund a 4-star performance rating. Morningstar's proprietary ratings reflect historical risk-adjusted performance and are subject to change every month. Ten percent of the funds in an investment category receive 5 stars; 22.5% receive 4 stars; and the next 35% receive 3 stars. Please remember ratings are historical and do not represent future results. The Yacktman Focused Fund has not been in existence long enough to be rated by Morningstar, Inc.

Mr. Yacktman's Record at Selected American Shares

     Prior to becoming the portfolio manager of your Funds, Mr. Yacktman was the portfolio manager for the Selected American Shares no load mutual fund from January 1, 1983 through March 6, 1992. Beginning on July 1, 1983, Mr. Yacktman used substantially the same investment objectives, policies and strategies in managing this fund as he has in managing The Yacktman Fund. (From January 1, 1983 through June 30, 1983 the Selected American Shares mutual fund was a balanced fund.) During this period, Mr. Yacktman was primarily responsible for the day-to-day management of the Selected American Shares mutual fund. It was the only mutual fund he managed during this period. No other person played any significant role in achieving the performance of the Selected American Shares mutual fund. In managing the Selected American Shares mutual fund, Mr. Yacktman had the same degree of investment discretion as he has in managing your Funds. The support staff, facilities and other resources available to Mr. Yacktman when he managed the Selected American Shares mutual fund were comparable to the support staff, facilities and other resources now available to him. The average annual returns of the Selected American Mutual Fund from July 1, 1983 through December 31, 1991 and that of the S&P 500 for the same period were:

SELECTED AMERICAN SHARES   S&P 500
------------------------   -------
         17.8%              15.5%

     The annual returns of the Selected American Shares mutual fund and the S&P 500 for this period were:


                                 7/1/83-
                                 12/31/83   1984    1985    1986    1987   1988    1989    1990    1991
                                 --------   ----    ----    ----    ----   ----    ----    ----    ----
Selected American Shares......     8.5%     14.9%   33.3%   17.2%   0.2%   22.0%   20.1%   -3.9%   46.3%
S&P 500.......................     0.3%      6.3%   31.8%   18.7%   5.3%   16.6%   31.7%   -3.1%   30.4%


Source: Lipper Analytical Services, Inc. and CDA/Weisenberger. We do not have performance information for the period from January 1, 1992-March 6, 1992, but we believe that the presentation of such information would not materially affect the information presented.


     During the period that Mr. Yacktman was the portfolio manager of the Selected American Shares mutual fund, that fund's expense ratio ranged from 0.87% to 1.35% and averaged 1.06% over the eight full years that its investment objectives, policies and strategies were similar to The Yacktman Fund. The expense ratio of The Yacktman Fund has ranged from 0.90% to 1.18% and has averaged 1.04% over the five full years of The Yacktman Fund's existence. Please remember that the historical performance of the Selected American Shares mutual fund represents only the performance achieved while Mr. Yacktman was its portfolio manager. It does not represent the performance of your Funds and you should not view it as an indication of the future performance of your Funds. The historical performance data of the Selected American Shares mutual fund was calculated in accordance with the requirements of the Securities and Exchange Commission.

     We believe our record demonstrates that we are good, but not perfect, portfolio managers. In contrast, to our knowledge, the Carlson/Maliszewski Directors have never had any experience in managing mutual fund portfolios. Jon Carlson, who is currently unemployed, was, since 1992 and until June 1998, a marketer of mutual funds and investment advisory services for us. Stanislaw Maliszewski, who also has no regular full time employment, provides marketing services. The other Carlson/Maliszewski Directors are Stephen Upton and Thomas Hanson. Mr. Upton is a retired business executive. Mr. Hanson, the only one of the Carlson/ Maliszewski Directors that is employed on a full-time basis, is a business executive. We believe you should consider their lack of experience in managing investments in deciding whether to remove the Carlson/ Maliszewski Directors from the Board of Directors.


     Of course, directors of mutual funds are not expected to be portfolio managers. According to the Fund Director's Guidebook published by the Section of Business Law American Bar Association, fund directors have a responsibility to oversee generally a fund's investment performance and to monitor investment practices, but they are not expected to play an active role in managing a fund's investments. We believe the Carlson/Maliszewski Directors have crossed the line that divides oversight from micro-management because they have continuously pressured us to change our investment style. The cumulative effect of their interference is to make it more difficult for us to manage your Funds.


OTHER FACTORS INFLUENCING THE CARLSON/MALISZEWSKI DIRECTORS

     Jon Carlson had been employed by us, Yacktman Asset Management Co., until we fired him earlier this year. Last year we refused to hire Stanislaw Maliszewski as an investment adviser solicitor. We had been negotiating a solicitation agreement with Mr. Maliszewski, but we were unwilling to pay him as much as he requested. We believe both Mr. Carlson and Mr. Maliszewski resented the actions we took. As you can imagine, our estrangement with Mr. Carlson and Mr. Maliszewski has placed an added strain on communications with the Carlson/Maliszewski Directors.

     Mr. Carlson and Mr. Maliszewski are friends with Mr. Hanson. Mr. Upton is the uncle of Mr. Carlson's wife. Since we fired Jon Carlson, the Carlson/Maliszewski Directors have consistently voted as a bloc in opposition to Mr. Ball and Mr. Yacktman, and, in our judgment, in opposition to the best interests of your Funds.

HOW THE CARLSON/MALISZEWSKI DIRECTORS ARE HARMING YOUR FUNDS

     To date we have resisted the efforts of the Carlson/Maliszewski Directors to change our investment style. We will not be able to continue to stop them from taking actions that we believe harm the Funds because they control the Board of Directors. Please consider the following actions taken by the Carlson/Maliszewski Directors:


     - At the August 14, 1998 meeting of your Funds' Board of Directors, the Carlson/Maliszewski Directors, over the objection of Mr. Ball and Mr. Yacktman, adopted an amendment to your Funds' bylaws. Schedule III to this Proxy Statement sets forth the relevant section of your Funds' bylaws both before and after the amendment. This amendment gives the Carlson/Maliszewski Directors the authority to use your Funds' assets to hire outside consultants without consulting with Mr. Ball and Mr. Yacktman and without placing any limits on the amounts the consultants can spend. Mr. Ball and Mr. Yacktman attempted to reach a compromise with the Carlson/Maliszewski Directors on this issue, but the Carlson/Maliszewski Directors would not accept any limitations on their access to your Funds' assets to pay outside consultants. Now, money that could be used to increase your Funds' investments can be used by the Carlson/Maliszewski Directors to hire consultants we believe to be unnecessary. We are not aware of what actions, if any, have been taken by the Carlson/Maliszewski Directors with respect to hiring such consultants because neither Mr. Ball nor Mr. Yacktman are members of the Board committee (which consists solely of the Carlson/Maliszewski Directors) that makes such decisions.



     - We understand that collectively the Carlson/Maliszewski Directors have recently significantly reduced their investments in your Funds and that, Mr. Carlson and Mr. Maliszewski now own only a nominal amount of shares of your Funds. While there are many reasons people redeem shares, in our opinion, these reductions are evidence that the interests of the Carlson/Maliszewski Directors and your interests as stockholders of the Funds have diverged. As you can see on Schedule II to the proxy statement, although directors of your Funds are not required to own shares of the Funds, Mr. Yacktman and Mr. Ball, both have made substantial investments in your Funds and Mr. Yacktman has recently increased his investment in your Funds.

     - In our opinion, the Carlson/Maliszewski Directors have been unjustly critical of our younger employees. Their criticism and interference in portfolio management is creating an environment where it will be unnecessarily difficult for us to attract and retain the qualified personnel necessary for the success of your Funds in the future.

WHAT HAPPENS IF OUR PROPOSAL IS NOT PASSED

     If you do not vote to remove the Carlson/Maliszewski Directors from the Board of Directors, we believe your Funds' investment advisory agreements with us will be terminated, possibly either by them or by us as our disagreements with them have become intolerable. Our relationship with the Carlson/Maliszewski Directors has deteriorated further following the filing of this Proxy Statement with the Securities and Exchange Commission with respect to our proxy solicitation. At a September 22, 1998 special meeting of the Board of Directors, the Carlson/Maliszewski directors voted to remove Mr. Yacktman and Mr. Ball from their positions as officers of your Funds and to elect Mr. Carlson as President, Secretary and Treasurer of your Funds. Therefore, we believe that if the Carlson/Maliszewski Directors are not removed as directors, you should assume that we will not be your Funds' investment adviser for very long after the special meeting.

REQUIRED VOTES AND OTHER MATTERS

     Please join us in voting to remove the Carlson/Maliszewski Directors as directors of your Funds by voting for the adoption of the following resolution:

     RESOLVED, that, other than Ronald W. Ball and Donald A. Yacktman, all of the directors of the Company, including, without limitation, Jon D. Carlson, Thomas R. Hanson, Stanislaw Maliszewski and Stephen E. Upton, and any other person who is a director at the time this resolution takes effect, be, and all of them hereby are, removed from such office immediately.

     We anticipate that some of you may have the following specific questions concerning this resolution:

     Q. How long do the Funds' directors serve as directors?


     A. Under your Funds' bylaws each director serves indefinitely since your Funds, like most mutual funds, do not have annual meeting of stockholders.


     Q. Why does the resolution refer to "any other person who is a director at the time this resolution takes effect?"

     A. It is possible, but unlikely, that a member of the Carlson/Maliszewski Directors may resign prior to the special meeting and be replaced by another person chosen by the Carlson/Maliszewski Directors. It is also possible that the Carlson/Maliszewski Directors might vote to expand the Board of Directors by adding another person of their choosing. We included the quoted text in the resolution because we did not want the Carlson/Maliszewski Directors to be able to frustrate your efforts to remove them by taking any of these actions.

     Q. How many votes are required to pass the resolution?

     A. In order to pass the resolution a majority of the outstanding shares of the Funds on the record date must vote "FOR" the proposal to remove the Carlson/Maliszewski Directors as directors of the Funds. If you do not vote for any reason, or if you "ABSTAIN" from voting, it will have the same effect as if you voted "AGAINST" the proposal.

2. PROPOSAL TO AMEND BYLAWS

     We are asking you to vote to amend your Funds' bylaws to reduce the number of directors from six to five. If you amend your Funds' bylaws as we propose, there will be three vacancies in the Board of Directors following the removal of the Carlson/Maliszewski Directors. We have proposed three nominees to fill these vacancies. We discuss their qualifications later in this proxy statement. If the stockholders do not vote to remove the Carlson/Maliszewski Directors, we will not ask you to vote to amend your Funds' bylaws. In other words, this proposal to amend your Funds' bylaws is contingent upon the proposal to remove the Carlson/ Maliszewski Directors being approved by you.

     Each member of the Carlson/Maliszewski Directors, other than Mr. Carlson, is a director who is not an "interested person" of your Funds. Mr. Ball, Mr. Yacktman and Mr. Carlson are "interested persons" of your Funds. Our three nominees are persons who are not "interested persons" of your Funds. The Investment Company Act of 1940 requires that no more than 60% of the directors of a mutual fund be "interested persons" of the mutual fund. Our proposals to amend the bylaws and elect our three nominees satisfies this requirement.

     Please join us in voting to amend your Funds' bylaws by voting for the adoption of the following resolution:

     RESOLVED, that Article II, Section 1 of the bylaws be amended to read as follows:

     Number. The number of directors of the corporation shall be five (5). By vote of a majority of the entire board of directors, the number of directors fixed by the charter or these bylaws may be increased or decreased from time to time to not more than fifteen nor less than three, but the tenure of office of a director shall not be affected by any decrease in the number of directors so made by the board.

     We anticipate that some of you may have the following specific questions concerning this resolution:

     Q. How does the proposed amendment change Article II, Section 1?


     A. The last word of the first sentence formerly was "six (6)." No other change was made.


     Q. How many votes are required to pass the resolution?


     A. In order to pass the resolution, a majority of the shares of the Funds present at the special meeting and voting on the proposal, assuming a quorum is present, must vote "FOR" the proposal to amend your Funds' bylaws. If you "ABSTAIN" from voting, your shares will be counted for purposes of determining whether a quorum is present, but will not be counted as "voting on the proposal."


3. PROPOSAL TO ELECT NOMINEES

     We are asking you to vote to elect the three persons we have nominated to serve as new directors of your Funds. If you elect them, they will hold office until their successors have been elected. If the stockholders do not vote to remove the Carlson/Maliszewski Directors, we will not ask you to elect the persons we have nominated to serve as new directors of your funds. In other words, this proposal to elect our nominees is contingent on the proposal to remove the Carlson/Maliszewski Directors being approved by you.

     We know of no reason why any nominee may be unable to serve as a director. If any nominee is unable to serve, your proxy may vote for another nominee proposed by us. In addition, we reserve the right to nominate additional nominees to fill any vacant director positions if the proposal to amend the bylaws to reduce the number of directors from six to five is not approved. Such nominees may or may not be an "interested person" of your Funds.

     The table set forth below identifies the three nominees for election as new directors of your Funds and provides information concerning each of these nominees and the directors of your Funds who will continue in office.

                                                                  BUSINESS EXPERIENCE
                NAME                     AGE                     DURING PAST FIVE YEARS
                ----                     ---                     ----------------------
Ronald W. Ball*......................    57     Vice President of The Yacktman Funds, Inc. from February
(Continuing Director)                           1997 to September 1998 and Secretary of The Yacktman
                                                Funds, Inc. from August 1998 to September 1998; Director
                                                of The Yacktman Funds, Inc. since February 1998; Senior
                                                Vice President of Yacktman Asset Management Co.
Bruce B. Bingham.....................    49     Partner in Hamilton Partners (real estate development
(Nominee)                                       firm).
Albert J. Malwitz....................    61     Owner and Chief Executive Officer of Arlington Fastener
(Nominee)                                       Co. (manufacturer and distributor of industrial
                                                fasteners).
George J. Stevenson III..............    59     President of Stevenson & Company (registered business
(Nominee)                                       broker); President of Healthmate Products Co. (fruit
                                                juice concentrate manufacturing company).
Donald A. Yacktman*..................    56     President and Treasurer of The Yacktman Funds, Inc. from
(Continuing Director)                           April 1992 to September 1998; Director of the Yacktman
                                                Funds, Inc.; President of Yacktman Asset Management Co.

-------------------------
* Interested person as defined in the Investment Company Act of 1940.

     Other than Donald Yacktman, who is a director of 1-800 Contacts, Inc., none of the nominees or the continuing directors serve as directors of public companies.

COMMITTEES, MEETINGS AND ATTENDANCE


     The Board of Directors of your Funds had no audit, nominating, compensation or other similar committees during 1997. At the August 14, 1998 meeting of the Board of Directors, the Board of Directors formed a Board committee which, among other roles, serves as an audit committee. See Schedule III to this Proxy Statement. The Board of Directors held four meetings during 1997. Donald Yacktman, the only nominee or continuing director who was a director of your Funds in 1997, attended all of the meetings of the Board of Directors, as did each of the Carlson/Maliszewski Directors. The Board of Directors has held six meetings in 1998. All of the directors attended all six meetings.


HOW DIRECTORS ARE COMPENSATED


     Your Funds only compensate directors who are not "interested persons" of your Funds. Your Funds' standard method of compensating directors is to pay each disinterested director an annual fee of $8,000 for services rendered, including attending meetings of the Board of Directors. Your Funds pay the annual fee in installments of $2,000 following each quarterly meeting of the Board of Directors. Your Funds also may reimburse their directors for travel expenses incurred in order to attend meetings for the Board of Directors.

The table below sets forth the compensation paid by your Funds to each of the nominees and the continuing directors during 1997:

                                                                                                      TOTAL
                                                                                                   COMPENSATION
                                     AGGREGATE      PENSION OR RETIREMENT    ESTIMATED ANNUAL     FROM FUND AND
                                    COMPENSATION     BENEFITS ACCRUED AS      BENEFITS UPON        FUND COMPLEX
         NAME OF PERSON             FROM COMPANY    PART OF FUND EXPENSES       RETIREMENT       PAID TO DIRECTOR
         --------------             ------------    ---------------------    ----------------    ----------------
Ronald W. Ball..................         $0                  n/a                   n/a                  $0
Bruce B. Bingham................         $0                  n/a                   n/a                  $0
Albert J. Malwitz...............         $0                  n/a                   n/a                  $0
George J. Stevenson III.........         $0                  n/a                   n/a                  $0
Donald A. Yacktman..............         $0                  n/a                   n/a                  $0

     We anticipate that, if you elect the nominees as new directors of your Funds, then your Funds will compensate the nominees in accordance with the Funds' standard method of compensating directors during 1999 and at the rate of $2,000 per meeting during 1998. In accordance with this method of compensating directors, the continuing directors will not be compensated for their services during 1998 because they are "interested persons."

EFFECT OF SPECIAL MEETING PROPOSALS

     The Yacktman Fund has in place a Rule 12b-1 plan. The Rule 12b-1 plan permits The Yacktman Fund to pay expenses associated with distributing shares of The Yacktman Fund. Rule 12b-1 under the Investment Company Act of 1940 provides that payments made pursuant to a Rule 12b-1 plan may be made only if the selection and nomination of those directors who are not "interested persons" of the investment company are determined by the directors who are not "interested persons" of your Funds. Accordingly, The Yacktman Fund will terminate its Rule 12b-1 plan, effective as of the special meeting date, if you vote to remove the Carlson/Maliszewski Directors as directors. In the future, The Yacktman Fund will not be able to reinstate a Rule 12b-1 plan without first obtaining your approval.

REQUIRED VOTES AND OTHER MATTERS

     Please join us in voting to elect the three nominees as new directors of your Funds by voting for the adoption of the following resolution:

     RESOLVED, that the Stockholders of The Yacktman Funds, Inc. hereby elect Bruce B. Bingham, Albert J. Malwitz and George J. Stevenson as directors, effective immediately, to hold office until their respective successors are elected and qualified.

     We anticipate that some of you may have the following specific questions concerning this resolution:

     Q. How many votes are required to elect the three nominees as new directors?

     A. The three nominees for director who receive the most votes will be elected as directors of your Funds. If you do not vote for any reason, or if you vote to "WITHHOLD AUTHORITY TO VOTE" for a particular nominee, your vote will not count "FOR" or "AGAINST" the nominee.

4. PROPOSALS TO ADJOURN THE SPECIAL MEETING

     We intend to seek an adjournment of the special meeting to a later date if we do not have a sufficient number of proxies to adopt the proposals listed above on the November 24, 1998 scheduled date for the special meeting but we believe that we will be able to obtain a sufficient number of proxies to adopt the proposals given more time. We are asking you to vote for any proposal to adjourn the special meeting to a later date that is proposed or recommended by us and against any proposal to adjourn the special meeting to a later date that is not proposed or recommended by us. In order to pass any such proposal, a majority of the shares of the

Funds present at the special meeting and voting on a proposal to adjourn the special meeting must vote "FOR" adjournment of the special meeting.

                               OTHER INFORMATION

INFORMATION ABOUT THE CALLING OF THE SPECIAL MEETING


     The special meeting of stockholders was called by Mr. Yacktman, in his then capacity as the President of your Funds, on September 14, 1998. At the special meeting of the Board of Directors held on September 22, 1998, the Carlson/Maliszewski Directors stated that the special meeting of stockholders had been improperly called, but did not state any authority for their position. The Carlson/Maliszewski Directors then voted, in the event the special meeting of stockholders had been properly called, to rescind the calling of the special meeting of stockholders, thereby seeking to preclude you from voting on the proposals set forth below. The Carlson/Maliszewski Directors also did not articulate any authority supporting the purported rescission of the special stockholders meeting. Donald Yacktman and Ronald Ball, who continue to serve as directors of your Funds, opposed this action. We believe that the special meeting was properly called pursuant to provisions of Maryland law and your Funds' bylaws and that the Carlson/Maliszewski Directors vote to rescind the calling of the special meeting was invalid. Courts have stated that only the officer calling a special meeting of stockholders has the authority to rescind it. Therefore we expect that the special meeting of stockholders will be held on November 24, 1998, as scheduled. On October 5, 1998, we and Donald Yacktman filed a complaint in the Circuit Court for Baltimore City in Maryland against the Carlson/Maliszewski Directors. Because of procedural requirements, your Funds were also a named defendant. The complaint seeks, among other relief, an order declaring that the special meeting was properly called and not rescinded, and directing that all necessary steps be taken to comply with the Maryland General Corporation Law with respect to the holding of the special meeting. Thus, the complaint seeks to preserve your right to vote on whether to remove directors. In addition, the complaint seeks to prohibit the Carlson/Maliszewski Directors from using your Funds' assets to solicit proxies. The complaint does not seek payments from your Funds.


HOW PROXIES WILL BE SOLICITED


     We may solicit proxies for the special meeting by mail, advertisement, telephone, telecopier or in person. The persons identified on Schedule I to this Proxy Statement also may make solicitations. None of these persons will receive additional compensation for participating in the solicitation. We have requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all of our solicitation materials to the beneficial owners of the shares of the Funds they hold. We will reimburse these record holders for customary clerical and mailing expenses incurred by them in forwarding these materials to their customers.


IMPORTANT INSTRUCTIONS FOR "STREET NAME" STOCKHOLDERS


     If any of your shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only that entity can vote your shares and only upon its receipt of your specific instructions. Accordingly, please contact the person responsible for your account at such entity and instruct that person to execute and return the BLUE proxy card on your behalf. You should also sign, date and mail the voting instruction form your broker or banker sends you when you receive it. Please do this for each account you maintain to ensure that all of your shares are voted.


INFORMATION ABOUT THE PROXY SOLICITOR


     We have retained D. F. King & Co., Inc. to solicit proxies to be used at the special meeting. We, NOT YOUR FUNDS, will pay D. F. King & Co., Inc. a fee that is estimated to be between $250,000 and $350,000 and we, NOT YOUR FUNDS, will reimburse it for its reasonable expenses. We, NOT YOUR FUNDS, have also agreed to indemnify D. F. King & Co., Inc. against certain liabilities and expenses, including liabilities and expenses under the federal securities laws. We anticipate that D. F. King will employ approximately 70 employees to solicit proxies in connection with the special meeting.

COSTS OF SOLICITING PROXIES


     Our costs for soliciting proxies include expenditures for printing, postage, legal and related expenses and are expected to be approximately $750,000. Our total costs incurred to date for this solicitation are $100,000. WE WILL PAY THE COSTS OF SOLICITING PROXIES AND WE DO NOT INTEND TO SEEK REIMBURSEMENT FROM YOUR FUNDS FOR SUCH COSTS.


INFORMATION ABOUT STOCKHOLDER PROPOSALS

     Under the proxy rules of the Securities and Exchange Commission, you may submit a proposal to be included in your Funds' proxy materials for a particular meeting of stockholders if the proposal meets tests contained in those rules. One of the conditions you must comply with relates to the timely receipt by your Funds of any such proposal. Since your Funds do not have regular annual meetings of stockholders, under these rules, proposals you submit for inclusion in the proxy materials for a particular meeting must be received by your Funds a reasonable time before the solicitation of proxies for the meeting is made. The fact that you submit a stockholder proposal in a timely manner does not insure its inclusion in your Funds' proxy materials since there are other requirements in the proxy rules relating to such inclusion.

INFORMATION ABOUT THE YACKTMAN FUNDS, INC. AND ITS STOCKHOLDERS

     The principal executive offices of The Yacktman Funds, Inc. are located at 303 West Madison Street, Chicago, Illinois 60606. We are not aware of any person who beneficially owns 5% or more of the outstanding shares of either Fund.

INFORMATION ABOUT YACKTMAN ASSET MANAGEMENT CO.

     Yacktman Asset Management Co., whose principal executive offices are located at 303 West Madison Street, Chicago, Illinois 60606, is the investment adviser to your Funds. Donald Yacktman, our president and sole stockholder, organized Yacktman Asset Management Co. in April 1992.

     Pursuant to investment advisory agreements entered into between your Funds and us, we furnish continuous investment advisory services to each of the Funds. For services provided by us under the applicable advisory agreement during 1997, The Yacktman Fund paid us $6,360,037. For services provided by us under the applicable advisory agreement during 1997, The Yacktman Focused Fund paid the Adviser $218,380. We reimbursed The Yacktman Focused Fund $101,060 for operating expenses in excess of 1.25% of such Fund's daily net assets during 1997.

     We and Donald Yacktman, as our sole stockholder, have a financial interest in the outcome of the proposals to be voted on at the special meeting because we have advisory agreements with each of the Funds pursuant to which we provide investment advisory services to the Funds and receive fees for such services. Because each advisory agreement may be terminated at any time without the payment of any penalty by the Board, there can be no assurance the Board of Directors will not terminate the advisory agreements if the proposals to be voted on are not approved. Other than the directorships contemplated by our proposals for the three nominees, none of the participants in this solicitation of proxies has any arrangement or understanding with any person with respect to any future employment by your Funds or with respect to any future transactions to which your Funds will or may be a party.

     Certain information about the officers and employees of the Adviser who may participate in the solicitation of proxies is set forth in Schedule I to this Proxy Statement. Schedule II to this Proxy Statement sets forth certain information relating to shares of the Funds owned by such persons.

INFORMATION ABOUT YOUR FUNDS' ADMINISTRATOR AND UNDERWRITER

     Your Funds' administrator is Sunstone Financial Group, Inc., 207 East Buffalo Street, Suite 400, Milwaukee, Wisconsin 53202-5712. Your Funds have no principal underwriter.

     IT IS IMPORTANT THAT YOU RETURN YOUR PROXY PROMPTLY. PLEASE SIGN AND DATE YOUR BLUE PROXY CARD PROMPTLY AND RETURN IT IN THE ENCLOSED ENVELOPE TO AVOID UNNECESSARY EXPENSE AND DELAY. NO POSTAGE IS NECESSARY.


October 6, 1998                           YACKTMAN ASSET MANAGEMENT CO.


                                          Donald A. Yacktman
                                          Donald A. Yacktman
                                          President

                                   SCHEDULE I

PARTICIPANTS IN THE SOLICITATION


     The following table identifies and provides certain information about each of the participants in the solicitation of proxies pursuant to this Proxy Statement other than Yacktman Asset Management Co.


     NAME AND BUSINESS ADDRESS                  PRINCIPAL OCCUPATION OR EMPLOYMENT
     -------------------------                  ----------------------------------
Ronald W. Ball......................  Vice President of The Yacktman Funds, Inc. from
303 West Madison Street, Suite 1925   February 1997 to September 1998 and Secretary of The
Chicago, IL 60606                     Yacktman Funds, Inc. from August 1998 to September
                                      1998; Senior Vice President of Yacktman Asset
                                      Management Co.
Bruce B. Bingham....................  Partner in Hamilton Partners (real estate development
230 Park Blvd.                        firm).
Itasca, IL 60143
Albert J. Malwitz...................  Owner and Chief Executive Officer of Arlington
1032 West Northwest Way               Fastener Co. (manufacturer and distributor of
Barrington, IL 60010                  industrial fasteners).
George J. Stevenson, III............  President of Stevenson & Company (registered business
1007 Church Street, Suite 310         broker); President of Healthmate Products Co. (fruit
Evanston, IL 60201                    juice concentrate manufacturing company).
Donald A. Yacktman..................  President and Treasurer of the Yacktman Funds, Inc.
303 West Madison Street, Suite 1925   from April 1992 to September 1998; President of
Chicago, IL 60606                     Yacktman Asset Management Co.

                                  Schedule I-1

                                  SCHEDULE II

BENEFICIAL OWNERSHIP OF SHARES BY PARTICIPANTS IN THE SOLICITATION

     The following table shows, as of August 1, 1998 (except as otherwise noted), the shares of The Yacktman Fund and The Yacktman Focused Fund beneficially owned by the participants in the solicitation of proxies pursuant to this Proxy Statement. Unless otherwise indicated, each participant has sole voting and investment power over the shares beneficially owned.

                                                          AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP
                                                        ----------------------------------------------
              NAME OF BENEFICIAL OWNER                  THE YACKTMAN FUND    THE YACKTMAN FOCUSED FUND
              ------------------------                  -----------------    -------------------------
Ronald W. Ball......................................         7,061.00                10,835.00
Bruce B. Bingham....................................         6,141.47(1)                  0.00
Albert J. Malwitz...................................        69,025.69(2)                505.19
George J. Stevenson III.............................         1,136.00(3)              1,401.00(3)
Donald A. Yacktman..................................       121,990.31(4)            199,348.42(4)
Yacktman Asset Management Co. ......................        15,539.53                     0.00

-------------------------
(1) Reflects shares of The Yacktman Fund owned by Bruce Bingham's spouse.

(2) Consists of shares of The Yacktman Fund held by Albert Malwitz as custodian for his child.

(3) Includes 1,136.00 shares of The Yacktman Fund and 1,401.00 shares of The Yacktman Focused Fund held by the Stevenson & Company Profit Sharing Trust, of which George Stevenson is a trustee and participant.

(4) Includes 2,588.79 shares of The Yacktman Fund and 103,181.46 shares of The Yacktman Focused Fund owned by Donald Yacktman's spouse and 10,489.08 shares of The Yacktman Fund held by Donald Yacktman's spouse as custodian for their children. Includes 94,161.96 shares of The Yacktman Focused Fund purchased on August 27, 1998.

                                  Schedule II-1

TRANSACTIONS IN SHARES BY PARTICIPANTS IN THE SOLICITATION


     The following table sets forth all shares of The Yacktman Fund and The Yacktman Focused Fund purchased with cash or sold from August 1, 1996 through August 1, 1998 (through August 27, 1998 with respect to Mr. Yacktman only) by participants in the solicitation of proxies pursuant to this Proxy Statement.


                                                                                       NUMBER OF
              PARTICIPANT                            FUND                 DATE      SHARES PURCHASED
              -----------                            ----                 ----      ----------------
RONALD W. BALL.........................    The Yacktman Fund              4/1/97         1,307.19
                                                                          7/1/97           150.40
                                           The Yacktman Focused Fund      7/1/97           205.67
                                                                         3/31/98         1,726.62
                                                                         6/30/98           198.35
ALBERT J. MALWITZ......................    The Yacktman Fund             1/20/97            14.74
                                                                         1/28/97            14.76
                                                                          2/3/97            14.43
                                                                          3/3/97            28.39
                                                                         3/13/97            14.10
                                                                         3/21/97            14.33
                                                                          4/9/97            14.51
                                                                         4/28/97             93.8
                                                                         4/29/97            14.52
                                                                          5/2/97            14.26
                                                                         5/28/97            13.70
                                                                          6/5/97            13.62
                                                                         6/23/97            13.34
                                                                          7/7/97            13.28
                                                                         7/16/97            13.13
                                                                         7/30/97            12.90
                                                                         8/29/97            13.03
                                                                          9/2/97            12.84
                                                                          9/4/97            12.86
                                                                          9/8/97            12.82
                                                                         9/26/97            12.58
                                                                         10/6/97            12.36
                                                                        11/25/97            25.89
                                                                         12/5/97           12.878
                                                                        12/26/97            13.30
                                                                          1/8/98            14.46
                                                                         1/26/98            15.67
                                                                          2/4/98            14.34
                                                                         2/17/98            13.91
                                                                         2/27/98            13.37
                                                                         3/16/98            13.00
                                                                         3/30/98            13.17
                                                                          4/6/98            13.35
                                                                         5/14/98            13.39
                                                                         5/26/98            13.60
                                                                          6/8/98            13.57
                                                                         6/24/98            13.82
                                                                         7/13/98            27.42
                                                                         7/20/98            13.68
                                                                          8/3/98            14.39

                                  Schedule II-2

                                                                                       NUMBER OF
              PARTICIPANT                            FUND                 DATE      SHARES PURCHASED
              -----------                            ----                 ----      ----------------
                                           The Yacktman Focused Fund     10/9/97           210.62
                                                                         1/24/97            17.07
                                                                        12/10/97            17.45
                                                                          1/8/98            18.20
                                                                         1/26/98            18.67
                                                                          2/5/98            17.72
                                                                         2/20/98            17.21
                                                                          3/2/98            16.41
                                                                         3/16/98            15.94
                                                                         3/30/98            15.96
                                                                         4/13/98            16.09
                                                                         5/13/98            15.86
                                                                         5/26/98            16.25
                                                                         6/29/98            33.17
                                                                         7/13/98            16.56
                                                                         7/20/98            16.47
                                                                          8/3/98            17.09
                                                                         8/19/98            17.73
DONALD A. YACKTMAN.....................    The Yacktman Fund              4/1/97         1,633.99
                                           The Yacktman Focused Fund     4/30/97       100,000.00
                                                                         3/31/98         1,798.56
                                                                         6/30/98           123.97
                                                                         8/27/98        94,161.96

                                  Schedule II-3

                                  SCHEDULE III

THE YACKTMAN FUNDS, INC. BYLAWS PRIOR TO AUGUST 14, 1998 AMENDMENT

     Section 11. Executive and Other Committees. The board of directors may appoint from among its members an executive and other committees composed of two
(2) or more directors. The board may delegate to such committees in the intervals between meetings of the board any of the powers of the board to manage the business and affairs of the corporation, except the power to: (i) declare dividends or distributions upon the stock of the corporation; (ii) issue stock of the corporation; (iii) recommend to the stockholders any action which requires stockholder approval; (iv) amend the bylaws; (v) approve any merger or share exchange which does not require stockholder approval; or (vi) take any action required by the Investment Company Act of 1940 to be taken by the independent directors of the corporation or by the full board of directors.

THE YACKTMAN FUNDS, INC. BYLAWS AFTER AUGUST 14, 1998 AMENDMENT

     Section 11. Committee of the Independent Directors. The independent directors shall form a committee of the board of directors to be designated the Committee of the Independent Directors. The Committee of the Independent Directors shall appoint one of its members to serve as Lead Independent Director. The Lead Independent Director shall in consultation with the officers of the corporation and the corporation's administrator, if any, set the agenda for each meeting of the board of directors. The Lead Independent Director shall also serve as chairman of the Committee of the Independent Directors and as such shall (i) preside at all meetings of the Committee of the Independent Directors;
(ii) set the agenda for each meeting of the Committee of the Independent Directors; and (iii) report to the full board of directors on the activities of the Committee of the Independent Directors. The Committee of the Independent Directors shall establish its own rules and procedures. The Committee of the Independent Directors shall have two regular meetings each year, which meetings shall be immediately prior to, during recesses of, and/or immediately following regular meetings of the board of directors held on the same day, and such number of special meetings, held at such places and at such dates and times, as may be called pursuant to the procedures established by the Committee. The Committee of the Independent Directors, by action of a majority of the members of the Committee, shall have the power to call meetings of the board of directors. The presence of a majority of the members of the Committee of the Independent Directors shall constitute a quorum. Minutes shall be taken at each meeting of the Committee of the Independent Directors, which minutes shall be submitted to the full board of directors. The Committee of the Independent Directors shall also prepare such reports to the full board of directors as the full board of directors may request, and shall deliver to the full board of directors copies of the minutes of the meetings of the Committee of the Independent Directors. The Committee of the Independent Directors may request such information and reports from the independent service providers working for the Corporation as the Committee deems necessary to perform its duties hereunder, and the Lead Independent Director shall make any such requests to, and shall receive such information and reports from service providers, on behalf of the Committee. The Committee of the Independent Directors may retain such outside consultants as it may deem necessary to perform its duties hereunder; the Committee shall notify the full board of directors of the corporation of its engagement of an outside consultant and shall provide to the board an estimate of the cost expected to be incurred.

     The Committee of the Independent Directors shall serve as an audit committee of the board of directors. As such, the Committee of the Independent Directors shall, among other activities,

          (a) Annually select the independent public accountants to serve as the corporation's auditors;

          (b) Review the scope and plan of the independent accountants annual audit and interim examinations;

          (c) Approve any other services to be performed by the independent public accountants;

          (d) Approve the audit fee payable to the independent public accountants;

          (e) Review with the independent public accountants the corporation's internal control structure and the adequacy of its system of internal controls; and

                                 Schedule III-1

          (f) Review with the independent public accountants the results of the year-end audit.

     The Committee of the Independent Directors shall also serve as a compliance oversight committee. As such the Committee of the Independent Directors shall, among other activities, review with the corporation's administrator and legal counsel:

          (a) The corporation's code of ethics and reports filed thereto;

          (b) The brokerage allocation procedures of the corporation's investment adviser, including any "soft dollar" practices;

          (c) Compliance with prospectus and regulatory requirements; and

          (d) Results of regulatory examinations.

     The Committee of the Independent Directors shall also serve as an investment oversight committee. As such the Committee of the Independent Directors shall, among other activities, review with the corporation's investment adviser:

          (a) The performance of the corporation's investments;

          (b) The investment strategies being employed by the investment adviser and the reasoning behind the employment of such strategies;

          (c) The use of derivatives by the corporation; and

          (d) The staffing employed by the investment adviser in connection with the services it provides to the corporation.

                                 Schedule III-2

                            THE YACKTMAN FUNDS, INC.
                        SPECIAL MEETING OF STOCKHOLDERS
                        TO BE HELD ON NOVEMBER 24, 1998

                                     PROXY

         The undersigned appoints Ronald W. Ball and Donald A. Yacktman, and each of them, each with full power to act without the other, and each with full power of substitution, proxies for the undersigned, to represent and vote, as designated below, all shares of The Yacktman Fund and The Yacktman Focused Fund (the "Funds") which the undersigned is entitled to vote at the Special Meeting of Stockholders of The Yacktman Funds, Inc. to be held at Goodman Room of the Allegro Hotel, 171 West Randolph Street, Chicago, Illinois, on Tuesday, November 24, 1998, at 10:00 a.m., Central Standard Time, and at any adjournments thereof.

         THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED BY THE UNDERSIGNED STOCKHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1, 2, 3 AND 4 AND AGAINST PROPOSAL 5.

         THIS PROXY IS SOLICITED ON BEHALF OF YACKTMAN ASSET MANAGEMENT CO. YACKTMAN ASSET MANAGEMENT CO. RECOMMENDS THAT YOU VOTE FOR ITEMS
     1, 2, 3 AND 4 AND AGAINST ITEM 5.

     1. To remove all of the current directors of your Funds other than Ronald Ball and Donald Yacktman.

                [ ] FOR          [ ] AGAINST          [ ] ABSTAIN

     2. To amend your Funds' bylaws to reduce the number of directors of your Funds from six to five.

                [ ] FOR          [ ] AGAINST          [ ] ABSTAIN

     3. To elect three nominees as new directors of your Funds.

         [ ] FOR all nominees listed below (except as marked  [ ] WITHHOLD authority to vote for all nominees
             to the contrary below)                           listed below

        BRUCE B. BINGHAM, ALBERT J. MALWITZ AND GEORGE J. STEVENSON, III

     (INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE, WRITE THAT NOMINEE'S NAME IN THE SPACE BELOW.)

     ----------------------------------------------------------------------

        Please sign, date and return this Proxy promptly in the enclosed envelope.

     4. To adjourn the special meeting to a later date that is proposed or recommended by Yacktman Asset Management Co.

                [ ] FOR          [ ] AGAINST          [ ] ABSTAIN

     5. To adjourn the special meeting to a later date that is not proposed or recommended by Yacktman Asset Management Co.
                [ ] FOR          [ ] AGAINST          [ ] ABSTAIN

     6. To transact such other business as may properly come before the special meeting or any adjournment thereof.

                                            Please sign your name exactly
                                            as it appears on this card. If
                                            you are a joint owner, each
                                            owner should sign. When signing
                                            as executor, administrator,
                                            attorney, trustee, or guardian,
                                            or as custodian for a minor,
                                            please give your full title as
                                            such. If you are signing for a
                                            corporation, please sign the
                                            full corporate name and
                                            indicate the signer's office.
                                            If you are a partner, sign in
                                            the partnership name.

                                            Shareholder sign
                                            here               Date

                                            Co-owner sign
                                            here               Date


     If you need assistance in voting your shares, please call D. F. King & Co., Inc., which is assisting Yacktman Asset Management Co. in its solicitation of your proxy for the special meeting, at 1-800-769-5414.